UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

27 APRIL 2017

Commission File number 001-15246

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-211791 and 333-211791-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the three months ended 31 March 2017, and is being incorporated by reference into the Registration Statement with File Nos. 333-211791 and 333-211791-01.

BASIS OF PRESENTATION

This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the three months ended 31 March 2017

Statutory basis

Statutory results are set out on pages 5 to 8. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis

These results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance.

–	losses on redemption of the Enhanced Capital Notes and the volatility in the value of the embedded equity conversion feature;

–	market volatility and asset sales, which includes the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements and that arising in the insurance businesses and insurance gross up;

–	the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;

–	restructuring costs, comprising severance related costs relating to the Simplification programme, the costs of implementing regulatory reform and ring-fencing and the rationalisation of the non-branch property portfolio; and

–	payment protection insurance (PPI) and other conduct provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the three months ended 31 March 2017 to the three months ended 31 March 2016, and the balance sheet analysis compares the Group balance sheet as at 31 March 2017 to the Group balance sheet as at 31 December 2016.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates (including low or negative rates), exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the exit by the UK from the European Union (EU) and the potential for one or more other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the United States or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints.

Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in Lloyds Banking Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

KEY HIGHLIGHTS FOR THE THREE MONTHS ENDED 31 MARCH 2017

Statutory profit of £1,654 million, £1,000 million higher than in 2016

•	Statutory profit before tax of £1,654 million (three months to 31 March 2016: profit of £654 million)

Strong underlying performance

•	Underlying profit increased to £2,083 million

•	Positive operating jaws while credit quality remains strong

Continued financial strength

•	Strong balance sheet maintained with CET1 capital ratio of 14.3 per cent

•	Transitional tier 1 capital ratio of 17.5 per cent

•	Transitional total capital ratio of 21.9 per cent

Differentiated UK focused business model continues to deliver

•	Simple, efficient and low risk business model providing competitive advantage

•	Strong capital generation

•	UK government shareholding now below 2 per cent

STATUTORY INFORMATION (IFRS)

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months to 31 Mar 2017	Three months to 31 Mar 2016
	£ million	£ million

Interest and similar income	3,886	4,257
Interest and similar expense	(1,523)	(1,496)
Net interest income	2,363	2,761
Fee and commission income	748	765
Fee and commission expense	(344)	(300)
Net fee and commission income	404	465
Net trading income	4,570	2,393
Insurance premium income	2,222	1,727
Other operating income	506	(315)
Other income	7,702	4,270
Total income	10,065	7,031
Insurance claims	(5,675)	(3,658)
Total income, net of insurance claims	4,390	3,373
Regulatory provisions	(200)	(115)
Other operating expenses	(2,430)	(2,471)
Total operating expenses	(2,630)	(2,586)
Trading surplus	1,760	787
Impairment	(106)	(133)
Profit before tax	1,654	654
Taxation	(414)	(123)
Profit for the period	1,240	531

Profit attributable to ordinary shareholders	1,116	405
Profit attributable to other equity holders[1]	105	101
Profit attributable to equity holders	1,221	506
Profit attributable to non-controlling interests	19	25
Profit for the period	1,240	531

Basic earnings per share	1.6p	0.6p
Diluted earnings per share	1.6p	0.6p

[1]	The profit after tax attributable to other equity holders of £105 million (three months to 31 March 2016: £101 million) is offset in reserves by a tax credit attributable to ordinary shareholders of £26 million (three months to 31 March 2016: £20 million).

SUMMARY CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 31 Mar 2017	At 31 Dec 2016
Assets	£ million	£ million

Cash and balances at central banks	56,461	47,452
Trading and other financial assets at fair value through profit or loss	166,068	151,174
Derivative financial instruments	32,589	36,138
Loans and receivables:
Loans and advances to banks	8,568	26,902
Loans and advances to customers	455,920	457,958
Debt securities	1,484	3,397
	465,972	488,257
Available-for-sale financial assets	54,330	56,524
Other assets	41,996	38,248
Total assets	817,416	817,793

Liabilities
Deposits from banks	22,198	16,384
Customer deposits	415,149	415,460
Trading and other financial liabilities at fair value through profit or loss	56,362	54,504
Derivative financial instruments	32,075	34,924
Debt securities in issue	73,862	76,314
Liabilities arising from insurance and investment contracts	117,286	114,502
Subordinated liabilities	18,969	19,831
Other liabilities	31,403	37,409
Total liabilities	767,304	769,328

Shareholders’ equity	44,303	42,670
Other equity instruments	5,355	5,355
Non-controlling interests	454	440
Total equity	50,112	48,465
Total equity and liabilities	817,416	817,793

STATUTORY (IFRS) PERFORMANCE

Review of results

During the three months to 31 March 2017, the Group recorded a profit before tax of £1,654 million compared with a profit before tax in the three months to 31 March 2016 of £654 million. However, in March 2016 the Group completed tender offers and redemptions in respect of its Enhanced capital Notes (ECNs), resulting in a net loss to the Group of £721 million. Excluding the loss in respect of the ECN’s from the comparative period, the Group’s profit before tax of £1,654 million in the three months to 31 March 2017 represents an increase of £279 million, or 20 per cent, from £1,375 million in the three months to 31 March 2016.

Total income increased by £3,034 million, or 43 per cent, to £10,065 million in the three months to 31 March 2017 compared with £7,031 million in the three months to 31 March 2016, comprising a £3,432 million increase in other income partly offset by a decrease of £398 million in net interest income.

Net interest income was £2,363 million in the three months to 31 March 2017; a decrease of £398 million, or 14 per cent compared to £2,761 million in the three months to 31 March 2016. There was an increase of £462 million in the three months to 31 March 2017 in the amounts payable to unit holders in those Open-Ended Investment Companies (OEICs) included in the consolidated results of the Group, reflecting improved levels of investment returns on the assets held by the OEICs; the change in population of consolidated OEICs in 2017 compared to 2016 did not have a significant impact. After adjusting for these amounts payable to unitholders, net interest income was £64 million, or 2 per cent higher. Average interest-earning assets fell but the net interest margin improved following further reductions in wholesale funding and deposit costs.

Other income was £3,432 million higher at £7,702 million in the three months to 31 March 2017 compared to £4,270 million in the three months to 31 March 2016. Net fee and commission income was £61 million or 13 per cent, lower at £404 million compared to £465 million in the three months to 31 March 2016, in part reflecting volume related increases in fees payable in the card business. Net trading income increased by £2,177 million to £4,570 million in the three months to 31 March 2017 compared to £2,393 million in the three months to 31 March 2016; this increase reflected an improvement of £1,985 million in gains on policyholder investments held within the insurance business as a result of market conditions. Net trading income in the Group’s banking business increased by £192 million to £329 million in the three months to 31 March 2017 compared to £137 million in the three months to 31 March 2016, reflecting fair value gains on interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting. Insurance premium income was £495 million, or 29 per cent, higher at £2,222 million in the three months to 31 March 2017 compared with £1,727 million in the same period in 2016; there was an increase of £524 million in life insurance premiums principally reflecting growth in bulk annuity business and in corporate pensions business. Other operating income was £821 million higher at £506 million in the three months to 31 March 2017 compared to a deficit of £315 million in the three months to 31 March 2016. Other operating income in the three months to 31 March 2016 included a loss of £721 million on redemption of the Group’s ECNs. In addition, there was an improvement in income from the value of in-force insurance business and increased gains on sale of available-for-sale financial assets.

Insurance claims expense was £2,017 million higher at £5,675 million in the three months to 31 March 2017 compared to £3,658 million in the three months to 31 March 2016. The insurance claims expense in respect of life and pensions business was £2,019 million higher at £5,588 million in the three months to 31 March 2017 compared to £3,569 million in the three months to 31 March 2016; this increase was matched by a similar improvement in net trading income, reflecting the relative performance of policyholder investments. Insurance claims in respect of general insurance business were £2 million or 2 per cent, lower at £87 million in the three months to 31 March 2017 compared to £89 million in the same period in 2016.

STATUTORY (IFRS) PERFORMANCE (continued)

Operating expenses increased by £44 million, or 2 per cent to £2,630 million in the three months to 31 March 2017 compared with £2,586 million in the three months to 31 March 2016. A provision of £200 million was made in respect of conduct issues in the three months to 31 March 2017 compared to a charge of £115 million in the same period in 2016. The charge in 2017 includes the £100 million estimated compensation costs for economic losses, distress and inconvenience caused to the victims of the HBOS Reading, England fraud and £100 million for Retail conduct matters; the charge in 2016 related to Retail conduct matters. Excluding these charges from both years, operating expenses were £41 million, or 2 per cent, lower at £2,430 million in the three months to 31 March 2017 compared to £2,471 million in the three months to 31 March 2016. Staff costs were £62 million, or 5 per cent, lower at £1,203 million in the three months to 31 March 2017 compared with £1,265 million in the three months to 31 March 2016; annual pay rises have been more than offset by the impact of headcount reductions resulting from the Group’s rationalisation programmes. Premises, equipment and other costs were £31 million or 5 per cent, higher at £676 million in the three months to 31 March 2017 compared with £645 million in the three months to 31 March 2016. Depreciation and amortisation costs were £10 million, or 2 per cent, lower at £551 million in the three months to 31 March 2017 compared to £561 million in the three months to 31 March 2016, as higher depreciation on operating lease assets due to increased balances has been offset by reduced charges on intangible assets following certain acquisition-related intangibles becoming fully amortised.

Impairment losses decreased by £27 million, or 20 per cent, to £106 million in the three months to 31 March 2017 compared with £133 million in the three months to 31 March 2016. Impairment losses in respect of loans and advances to customers were £46 million, or 32 per cent, lower at £98 million in the three months to 31 March 2017 compared with £144 million in the three months to 31 March 2016; this reflects the Group’s conservative approach to risk and the benefit of debt sales in the first quarter of 2017. There was a charge of £2 million in respect of undrawn commitments in the three months to 31 March 2017, compared to a credit of £11 million in the three months to 31 March 2016.

In the three months to 31 March 2017, the Group recorded a tax charge of £414 million compared to a charge of £123 million in the three months to 31 March 2016, an effective tax rate of 25.0 per cent, compared to the standard UK corporation tax rate of 19.25 per cent, principally as a result of the banking surcharge and restrictions on the deductibility of conduct provisions.

Total assets were £377 million lower at £817,416 million at 31 March 2017 compared to £817,793 million at 31 December 2016. Cash and balances at central banks were £9,009 million, or 19 per cent, higher at £56,461 million at 31 March 2017 compared to £47,452 million at 31 December 2016 as the Group takes advantage of opportunities for the placing of surplus funds. Trading and other financial assets at fair value through profit or loss were £14,894 million, or 10 per cent, higher at £166,068 million compared to £151,174 million at 31 December 2015 due to positive market movements on policyholder investments and the inclusion of the Group’s investments in OEICs which are no longer consolidated. However, loans and advances to banks were £18,334 million, or 68 per cent, lower at £8,568 million compared to £26,902 million at 31 December 2016 as a result of a number of OEICs no longer being consolidated following a reduction in the Group’s interest. Loans and advances to customers were £2,038 million lower at £455,920 million at 31 March 2017 compared to £457,958 million at 31 December 2016; a £2,926 million increase in reverse repurchase agreement balances together with growth in SME lending was more than offset by the impact of corporate customer repayments, the continued reduction in the portfolio of assets which are outside of the Group’s risk appetite and lower UK mortgage balances.

Total liabilities were £2,024 million lower at £767,304 million at 31 March 2017 compared to £769,328 million at 31 December 2016. Deposits from banks were £5,814 million, or 35 per cent, higher at £22,198 million at 31 March 2017 compared to £16,384 million at 31 December 2016 as a result of the use of repurchase agreements as a favourable form of funding. Customer deposits were £311 million lower at £415,149 million compared to £415,460 million at 31 December 2016 as a £2,055 million reduction in repurchase agreement balances was offset by strong inflows from Commercial clients. Debt securities in issue were £2,452 million, or 3 per cent, lower at £73,862 million at 31 March 2017 compared to £76,314 million at 31 December 2016 following maturities of some tranches of securitisation notes and covered bonds. Other liabilities were £6,006 million, or 16 per cent, lower at £31,403 million at 31 March 2017 compared to £37,409 million at 31 December 2016 reflecting the deconsolidation of a number of OEICs as referred to above.

Total equity was £1,647 million, or 3 per cent, higher at £50,112 million at 31 March 2017 compared to £48,465 million at 31 December 2016; this reflected, in particular, retained profit for the period and a positive remeasurement in respect of the Group’s defined benefit post-retirement benefit schemes.

STATUTORY (IFRS) PERFORMANCE (continued)

	At 31 Mar	At 31 Dec
	2017	2016
Capital resources (transitional)	£ million	£ million
Common equity tier 1
Shareholders’ equity per balance sheet	44,303	42,670
Deconsolidation adjustments[1]	1,848	1,342
Other adjustments	(4,317)	(3,893)
Deductions from common equity tier 1	(11,246)	(11,220)
Common equity tier 1 capital	30,588	28,899

Additional tier 1 instruments	8,075	8,626
Deductions from tier 1	(1,292)	(1,329)
Total tier 1 capital	37,371	36,196

Tier 2 instruments and eligible provisions	11,032	11,113
Deductions from tier 2	(1,640)	(1,571)
Total capital resources	46,763	45,738

Total risk-weighted assets	213,715	215,446

Leverage
Statutory balance sheet assets	817,416	817,793
Deconsolidation and other adjustments[1]	(160,140)	(169,405)
Off-balance sheet items	58,536	58,685
Total exposure measure	715,812	707,073

Ratios
Common equity tier 1 capital ratio	14.3%	13.4%
Tier 1 capital ratio	17.5%	16.8%
Total capital ratio	21.9%	21.2%
Leverage ratio[2]	5.0%	4.8%
Modified UK leverage ratio[3]	5.4%	5.1%
Average modified UK leverage ratio[4]	5.3%
Average modified UK leverage exposure measure[5]	663,917

[1]	Deconsolidation adjustments relate to the deconsolidation of certain Group entities for regulatory capital and leverage purposes, being primarily the Group’s Insurance business.
[2]	The countercyclical leverage ratio buffer is currently nil.
[3]	The Group’s leverage ratio on a modified basis, excluding qualifying central bank claims from the exposure measure in accordance with the rule modification applied to the UK Leverage Ratio Framework.
[4]	The average modified UK leverage ratio is based on the average of the month end tier 1 capital and modified exposure measures over the quarter (1 January 2017 to 31 March 2017). The average of 5.3 per cent reflected a strengthening tier 1 capital position against a broadly flat exposure measure over the quarter.
[5]	The average modified UK leverage exposure measure is based on the average of the month end exposure measures over the quarter (1 January 2017 to 31 March 2017).

The Group has strengthened its capital position, with a common equity tier 1 ratio of 14.3 per cent (31 December 2016: 13.4 per cent), largely driven by retained profit, reserve movements and a reduction in risk-weighted assets. The tier 1 capital ratio increased to 17.5 per cent (31 December 2016: 16.8 per cent) and the total capital ratio increased to 21.9 per cent (31 December 2016: 21.2 per cent). Risk-weighted assets reduced by £1,731 million, or 1 per cent, to £213,715 million at 31 March 2017 compared to £215,446 million at 31 December 2016.

PERFORMANCE ON AN UNDERLYING BASIS

Underlying results

On an underlying basis, the Group’s profit before tax increased by £29 million, or 1 per cent, to £2,083 million in the three months to 31 March 2017, compared with £2,054 million in the same period in 2016.

Underlying total income increased slightly in the three months to 31 March 2017 compared with the first three months of 2016. Net interest income was higher than in the first three months of 2016, as an improvement in the Group’s banking net interest margin has more than offset the impact of a small reduction in average interest-earning assets. The improvement in net interest margin compared with the first three months of 2016 was due to further reductions in wholesale funding and deposit costs.

Other income, net of insurance claims, increased slightly in the first three months of 2017 when compared with the first three months of 2016, largely due to continued growth in the Consumer Finance business offsetting weaker Retail and Commercial Banking income.

Operating costs were lower in the three months to 31 March 2017 compared with the first three months of 2016 reflecting tight cost control and further benefits from the Simplification Programme.

The impairment charge decreased in the three months to 31 March 2017 when compared with the first three months of 2016, reflecting the benefit from debt sales made in the quarter. Impaired loans as a percentage of closing advances were in line with the end of December 2016.

Reconciliation of underlying profit to statutory profit before tax

	Three months to 31 Mar 2017	Three months to 31 Mar 2016
	£ million	£ million

Underlying profit	2,083	2,054
Asset sales	(12)	(1)
Enhanced Capital Notes	−	(790)
Liability management	4	(1)
Own debt trading	4	54
Other volatile items	13	(92)
Volatility arising in insurance business	3	(163)
Restructuring costs	(157)	(161)
Conduct provisions	(200)	(115)
Amortisation of purchased intangibles	(23)	(84)
Fair value unwind and other items	(61)	(47)
Profit before tax – statutory	1,654	654

Asset sales

Asset sales (three months to 31 March 2017: loss of £12 million; three months to 31 March 2016: loss of £1 million), comprise the gains and losses on asset disposals, including assets which were outside of the Group’s risk appetite.

Enhanced Capital Notes (ECNs)

The loss relating to the ECNs in the three months to 31 March 2016 was £790 million, representing the write-off of the embedded derivative, including the change in fair value of £69 million in the period up to the close of the transaction, and the premium paid on redemption of the remaining notes, which completed in the first quarter of 2016.

Liability management

Gains of £4 million arose in the three months to 31 March 2017 (three months to 31 March 2016: losses of £1 million) on transactions undertaken as part of the Group’s management of wholesale funding and capital. The liability management gains and losses were included in other income.

PERFORMANCE ON AN UNDERLYING BASIS (continued)

Own debt trading

A gain of £4 million (three months to 31 March 2016: £1 million) arose on own debt trading. In addition, the three months to 31 March 2016 included a gain of £53 million relating to the change in fair value of the small proportion of the Group’s wholesale funding which was designated at fair value at inception. With effect from 1 January 2017 the Group has elected to early adopt the provision in IFRS 9 allowing those gains or losses attributable to changes in own credit risk on financial liabilities designated at fair value through profit or loss to be presented in other comprehensive income. The impact has been to increase profit after tax and reduce other comprehensive income by £10 million in the three months to 31 March 2017; there is no impact on total shareholders’ equity. This change has been applied prospectively; comparatives have not been restated.

Other volatile items

Other volatile items includes the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting, resulting in a credit of £55 million (a charge of £72 million was incurred in the three months to 31 March 2016). Other volatile items also include a negative net derivative valuation adjustment of £68 million (three months to 31 March 2016: a charge of £20 million), reflecting movements in the market implied credit risk associated with customer derivative balances.

Volatility relating to the insurance business

The Group’s statutory profit before tax is affected by insurance volatility caused by movements in financial markets generating a variance against expected returns, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge. Volatility relating to the insurance business increased the Group’s statutory profit by £3 million in the three months to 31 March 2017; this compares with a decrease in the Group’s statutory profit of £163 million in the three months to 31 March 2016.

Restructuring costs

Restructuring costs in the three months to 31 March 2017 were £157 million (three months to 31 March 2016: £161 million) and comprised costs relating to the Simplification programme, the announced rationalisation of the non-branch property portfolio and the work on implementing the ring-fencing requirements.

Conduct provisions

There was a charge of £200 million in relation to conduct issues in the three months to 31 March 2017 (three months to 31 March 2016: £115 million). The charge in 2017 includes the £100 million estimated compensation costs for economic losses, distress and inconvenience caused to the victims of the HBOS Reading, England fraud and £100 million for Retail conduct matters; the charge in 2016 related to Retail conduct matters.

Amortisation of purchased intangibles

Customer-related intangibles, brands, core deposit intangibles and purchased credit card relationships were recognised on the acquisition of HBOS in 2009 and these are being amortised over their estimated useful lives, where this has been determined to be finite. This has resulted in a charge of £23 million in the three months to 31 March 2017 (three months to 31 March 2016: £84 million).

Fair value unwind and other items

The statutory (IFRS) results include the impact of the acquisition-related fair value adjustments arising from the acquisition of HBOS in 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ G Culmer
Name:	George Culmer
Title:	Chief Financial Officer

Dated:	27 April 2017